Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

        NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES RESULTS OF SHAREHOLDERS’ MEETING

TORONTO, ONTARIO-- (Marketwired – May 16, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") is pleased to announce that all matters presented for approval at the Company’s annual and special meeting of shareholders held on May 15, 2013, have been duly authorized and approved, as follows:

(i)	setting the number of directors at six and election of all management nominees to the board of directors of the Company;

(ii)	appointment of Deloitte LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration;

(iii)	approval of the unallocated options under the Company’s Stock Option Plan; and

(iv)	confirmation of the by-law relating to nominations for election to the board of directors of the Company.

Detailed voting results for the election of directors (based on proxy returns) were as follows:

Name	Shares Voted	Shares Withheld
Alan Moon	120,530,247	6,616,567
Arnold Klassen	122,953,815	4,192,999
Jon Gill	120,776,866	6,369,948
Frank Hallam	86,889,497	40,257,317
Peter Crossgrove	84,654,636	42,492,177
Anthony Makuch	102,939,757	24,207,057

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com
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